Kenneth G. Alberstadt Akerman Senterfitt LLP 666 Fifth Avenue 20th Floor New York, NY 10103 Tel: 212.880.3800 Fax: 212.880.8965 Dir: 212.880.3817 Dir Fax: 212.880.8965 kenneth.alberstadt@akerman.com

July 30, 2013

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief Legal
Gabriel Eckstein, Staff Attorney

Re:	MiX Telematics Limited
Confidential Draft Registration Statement on Form F-1
Submitted May 24, 2013
CIK No. 0001576914

Dear Mr. Shuman and Mr. Eckstein:

We are re-filing the below responses on behalf of MiX Telematics Limited (the “Company”) in response to the request by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company more narrowly tailor its confidential treatment requests pursuant to Rule 83 with respect to certain portions of this letter.

Certain portions of this letter have been omitted and submitted separately to the Staff. Confidential treatment has been requested pursuant to Rule 83 with respect to the omitted portions. Omitted information has been replaced in this letter with the notation [***]. A complete paper copy of this letter, including the redacted portions for which confidential treatment is requested, is being provided supplementally to the Staff.

Set forth below is the response on behalf of the Company to the comments of the Staff of the Commission contained in the letter dated June 21, 2013 (the “Comment Letter”) concerning the referenced confidential draft Registration Statement on Form F-1, which was originally confidentially submitted to the Commission on May 24, 2013. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We will supplementally provide to the Commission copies of (i) all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that we, or anyone we have authorized to do so on our behalf,

akerman.com

BOCA RATON      DALLAS      DENVER      FORT LAUDERDALE      JACKSONVILLE      LAS VEGAS      LOS ANGELES      MADISON      MIAMI      NAPLES      NEW YORK      ORLANDO     PALM BEACH     SALT LAKE CITY     TALLAHASSEE     TAMPA      TYSONS CORNER      WASHINGTON, D.C.      WEST PALM BEACH

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

present to potential investors in reliance on Section 5(d) of the Securities Act and (ii) any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering.

As of the date hereof, no such written communications have been presented to potential investors, and no such research reports have been published or distributed.

2.	We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

We acknowledge that the effect of inserting the price range in a future amendment to the Registration Statement on Form F-1 on disclosure included therein may cause the Staff to raise issues in areas not previously commented on.

Cover Page

3.	As soon as practicable, please provide us with copies of any remaining artwork or graphics that you intend to include in your prospectus.

We will provide supplementally to the Commission any remaining artwork or graphics that we intend to include in the prospectus which forms a part of the Registration Statement on Form F-1.

Table of Contents

4.	Please move the paragraph that immediately follows the table of contents and all of the text currently appearing on page (iii) to the end of the risk factors section or another appropriate portion of the body of the prospectus. The summary should immediately follow the page with the table of contents.

Certain of the disclosure referenced in this comment has been moved to the end of the portion of the summary captioned “The Offering” on pages 8 to 9 of the Registration Statement. Certain explanatory statements have been moved to the lead-in paragraph of the summary. We respectfully submit that the disclosure that the offering is being made solely on the basis of information contained in the prospectus is customarily placed in its current location.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

Summary

Overview, page 1

5.	Please clarify in the second paragraph and in the relevant parts of your Business section on what bases the companies you refer to are considered to be leading global companies.

We have revised the disclosure to eliminate the characterization of the referenced companies as “leading global companies.”

6.	Please balance the disclosure in the last paragraph on page 1 by including a comparable presentation of your profit, which also appears to be the most comparable IFRS measure, as you state on page 10. Refer to Item 10(e)(1) of Regulation S-K.

We have revised the disclosure as requested by the Staff.

Industry Background and Market Opportunity, page 1

7.	Regarding the industry data you cite in your prospectus by ABI Research, tell us how you confirmed that the data reflects the most recent available information and whether any of those reports or surveys were prepared for your company or for the offering. In addition, please delete the disclaimer in the last sentence of page (ii) where you state that you “have no reason to believe that any of the [data] is inaccurate” to remove the implication that the data may not be reliable. Our Solutions, page 2

The ABI Research data cited in the prospectus relates to the end of 2012 and was obtained from ABI Research in May 2013, and to our knowledge represents the most recent data available. The ABI Research report was not prepared for us or for the offering. We have omitted the paragraph previously appearing on page (ii) titled “Market and Industry Data.”

8.	In an appropriate place in your document, please clarify what you mean by a “tier 3 data center” that you mention in the last bullet point in this section and how this differs from other tiers. Also clarify what you mean by the term “Global 2000 enterprises” that you first mention on page 4.

We have revised the Registration Statement to omit references to “tier 3 data center” since we do not believe these references or additional detail regarding the tier classifications for data centers would be material to investors.

We have revised the disclosure to clarify the meaning of the term “Global 2000 enterprises.”

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

Risk Factors, page 12

9.	Please revise your risk factor headings, as applicable, to provide a more descriptive disclosure of the risks that result from the condition or uncertainty identified as the source of the risk. As an example and without limitation, we note the caption to the second risk factor on page 14 and the captions to the two risk factors immediately following.

We have revised the disclosure as requested by the Staff.

A breach of any covenants..., page 23

10.	Please tell us what consideration you gave to disclosing the risks from the security interests your creditors hold with respect to your assets.

We have revised the disclosure to address the risk of foreclosure related to the security interests our creditors hold with respect to our assets.

Investors in the United States may have difficulty bringing actions, page 37

11.	Here or elsewhere, include discussion of the South African Protection of Businesses Act 1978 from an investor’s perspective and make clear whether enforcement of judgments based upon U.S. securities laws would be precluded by that law.

We have revised the disclosure as requested by the Staff under the section captioned “Enforcement of Civil Liabilities” beginning on page 158 of the Registration Statement and cross-referenced that section of the Registration Statement on page 40.

We are an “emerging growth company” and we cannot be certain..., page 38

12.	As a foreign private issuer, you are not subject to the proxy rules or the disclosure requirements under Item 402 of Regulation S-K. Please revise throughout your document to accurately reflect the disclosure requirements of a foreign private issuer.

We have revised the disclosure as requested by the Staff.

You may not have the same voting rights..., page 41

13.	Please expand to disclose the time period within which the ADR depositary is to mail to ADS holders the notice of meeting and voting instruction. If the depositary had no such obligations, include a statement to that effect. In addition, disclose:

•	the number of days within which you must give notice to the depositary in advance of the meeting; and

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

•	the method of notice, such as mail, email or otherwise, that the depositary must use to notify ADR holders.

We have revised the disclosure as requested by the Staff.

Use of Proceeds, page 45

14.	Please tell us whether you have a quantified business plan that would require the use of capital resources in amounts exceeding currently committed sources and anticipated internally generated funds.

We do not have a quantified business plan that would require the use of capital resources in amounts exceeding currently committed sources and anticipated internally generated funds. We have revised the Registration Statement to provide additional information to investors regarding the principal reasons for the offering.

Dividend Policy, page 46

15.	Please replace the term “subject to applicable South African law” with substantive disclosure that makes clear the effect of South African law on your ability to declare dividends.

We have revised the disclosure as requested by the Staff.

16.	Refer to the last sentence of the second paragraph. Please disclose the definition of “headline earnings.”

We have revised the disclosure as requested by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 54

17.	Please expand your overview to discuss the material challenges and risks on which management is most focused. For example and without limitation, we note that sales of your Europe fleet business have declined for reasons that include adverse market conditions in the region. Refer to SEC Release 33-8350.

We have included additional disclosure concerning the material challenges and risks on which management is most focused in the section within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) captioned “Factors Affecting our Performance.” We have cross-referenced this disclosure in the “Overview” section and added a sentence in the “Overview” section briefly summarizing the factors on which management is most focused.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

Key Financial and Operating Metrics, page 56

18.	Please tell us what consideration you gave to disclosing metrics that give an indication of fluctuations or additions to dollar volume of customer contracts that you use in evaluating the performance and future capital requirements of your business.

Historically, our financial systems have not been designed or configured to track fluctuations or additions to dollar volume of customer contracts, and we do not use metrics that give an indication of such fluctuations or additions as a means of evaluating the performance of our business or our future capital requirements. We therefore did not give consideration to disclosing metrics related to fluctuations or additions to dollar volume of customer contracts.

Results of Operations

Results of Operations for the Fiscal Year 2013 Compared to Fiscal Year 2012, page 59

19.	We note that throughout your results of operations discussion you attribute the change in various operating expenses to fluctuations in headcount. Please tell us what consideration you gave to quantifying the fluctuations in headcount. In this regard, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels. Likewise, tell us what consideration you gave to providing similar information regarding salary increases, which have also affected operating expenses. We refer you to Section III. D of SEC Release 33-6835.

We have revised the disclosure to quantify changes in headcount and employee costs in the relevant sections of the results of operations discussion.

20.	You state on page 57 that your subscription revenue is driven primarily by the number of vehicles under subscription and the revenue per vehicle under subscription. Please provide us with the revenue per vehicle under subscription for each period presented and tell us whether you considered disclosing this metric along with a discussion of any noted trends or tell us why you do not believe this information would be meaningful to investors. See Item 5.A of Form 20-F and for guidance, refer to Sections I.B and III.B of SEC Release No. 33-8350.

We have removed from the Registration Statement the disclosure on page 57 referred to in the comment. On further reflection, we believe that the statement that subscription revenue is driven primarily by the number of vehicles under subscription and the revenue per vehicle under subscription, while mathematically accurate, does not provide a meaningful analytical framework in relation to our business. (We provide disclosure on the heterogeneous nature of the unit economics of our subscriber base on page 59 of the Registration Statement under “Factors Affecting Our Performance – Mix of Subscribers with Different Revenue and Cost Economics”.) In particular, due to significant differentials in the monthly subscription price per vehicle of our services,

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

the widely varying scope of products and services selected by our customers and other factors, we believe that average revenue per vehicle under subscription is not useful to investors and that its disclosure would be potentially misleading. Furthermore, we do not believe that other companies in our industry commonly publish a comparable metric for average subscription revenue per subscriber, which would limit the use of such a metric relating to the Company as a basis for comparative assessment.

Our average revenue per vehicle under subscription for the periods reported is set forth in the table below. Average revenue per vehicle under subscription per fiscal year is calculated by dividing total subscription revenue by an average annual subscription base. The average annual subscription base is the average of the opening and closing number of vehicles under subscription for the applicable fiscal year.

Average Revenue per Vehicle Under Subscription

(in Rand)

2013		2012		2011

[***	]	[***	]	[***	]

21.	We note your disclosures on page 60 where you indicate that your Africa fleet and Middle East and Australasia business segments were significant contributors to your revenue growth in fiscal year 2013. Please provide us with a breakdown of each of vehicles under subscription and revenue per vehicle under subscription by geographic region and tell us your consideration to include this information in the filing. In your response, please ensure you address any material geographic differences or trends in the information provided. See Item 5.A of Form 20-F and for guidance, refer to Sections I.B and III.B of SEC Release No. 33-8350.

Based on the considerations discussed in our response to comment 20, we do not believe that disclosure of average revenue per vehicle under subscription by geographic region would be meaningful to investors. We have revised the Registration Statement on page 59 to include tabular disclosure of our subscription revenue by geographic region for each period presented and have referred investors to “Results of Operations” for a discussion of material changes in our segment revenue that have impacted our financial results for the periods presented.

Our average annual subscription base and our average annual revenue per vehicle under subscription by geographic region for the periods reported is set forth in the tables below. Average revenue per vehicle under subscription per fiscal year is calculated for each geographic region by dividing total subscription revenue for the region by the average annual subscription base for the region. The average annual subscription base for the region is the average of the opening and closing subscription balances for the region for the applicable fiscal year.

Average Annual Subscription Base by Geographic Region

(Number of Vehicles)

	2013		2012		2011

Africa	[***	]	[***	]	[***	]
Europe	[***	]	[***	]	[***	]
North America	[***	]	[***	]	[***	]
Middle East and Australasia	[***	]	[***	]	[***	]
Rest of World	[***	]	[***	]	[***	]

Average Revenue per Vehicle Under Subscription by Geographic Region

(in Rand)

	2013		2012		2011

Africa	[***	]	[***	]	[***	]
Europe	[***	]	[***	]	[***	]
North America	[***	]	[***	]	[***	]
Middle East and Australasia	[***	]	[***	]	[***	]
Rest of World	[***	]	[***	]	[***	]

Cost of Sales, page 60

22.	Please tell us the gross profit margins for you subscription revenue and for your hardware revenue and what consideration you gave to disclosing these percentages for each period presented, with explanations for changes between periods.

Set forth below is the gross profit margin on our subscription revenue and hardware revenue for the fiscal years presented.

	2013		2012		2011

Gross profit margin - Subscriptions	[***	]	[***	]	[***	]
Gross profit margin - Hardware sales	[***	]	[***	]	[***	]

We refer the Staff to the disclosure on page 62 that the increase in gross profit margin from fiscal year 2012 to fiscal year 2013 was primarily due to a decrease in data costs related to our Africa consumer business as a result of a renegotiation of the contract with its telecommunications carrier and the disclosure on pages 64 to 65 that gross profit margin was unchanged from fiscal year 2011 to fiscal year 2012

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

primarily as a result of increased hardware cost of sales commensurate with revenue increases and related to significant contracts in our North America segment. We respectfully submit that additional gross profit margin disclosure would not materially assist prospective investors.

Revenue, page 61

23.	In the first bullet point, you attribute the increase in subscription revenue to an increase in subscribers to 359,266. However, disclosure in the first full paragraph on page 55 indicates that sales of additional subscriptions to existing customers also contributed to growth. Please advise and tell us what consideration you gave to quantifying the contributions to revenues from the increase in sales to both new and existing customers.

We do not record sales in a manner that would permit us to quantify sales to new versus existing customers on either a subscription number or dollar basis. Accordingly, we did not consider quantifying the contributions to revenues from increases in sales to new versus existing customers. However, management believes that its interactions with significant customers and its familiarity with the Company’s operations provide a reasonable basis to conclude that additional sales to existing customers due to increased penetration into their fleets contributed to growth.

24.	Please disclose the reason for the increase in Hardware revenue.

We have revised the disclosure as requested by the Staff as part of our Results of Operations analysis.

Liquidity and Capital Resources, page 64

25.	On page F-29 you state that during the 2013 and 2012 fiscal years, your target gearing ratio was 60%. Please expand your disclosure to provide a discussion of your target gearing, including why you believe that this is the optimal capital structure and how you expect the target to change after the completion of this IPO.

We have included the disclosure requested by the Staff under the caption “Leverage” within MD&A.

Business, page 76

26.	In the second risk factor on page 29, you disclose that you are required to meet certain BBBEE targets. Please provide, in an appropriate place in your business section, a succinct overview of the relevant aspects of the BBBEE that are applicable to your business, including whether you are in compliance with the targets that you are required to meet. Also disclose the current status of the revisions to the BBBEE and, if known, the expected enactment date. Finally, disclose to what extent you have evaluated compliance with the expected revised scorecard.

We have revised the disclosure as requested by the Staff.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

Sales and Marketing, page 84

27.	The second risk factor on page 15 indicates that you are dependent on your distributors for a substantial percentage of your sales, with one group of distributors accounting for a substantial portion of your sales in Africa. Please explain in your document the material features of the agreements or arrangements you have with distributors. Discuss, for example, the extent to which those agreements impose minimum purchase obligations or the extent to which rights to terminate such agreements for non-performance or breach are materially limited.

We have revised the disclosure as requested by the Staff.

Service and Support, page 86

28.	Here or in another part of your Business disclosure, please include a discussion of the warranties provided with your products and any relevant trends. In this regard, we note the disclosure beginning on pages F-57.

We have revised the disclosure as requested by the Staff.

Research and Development, page 86

29.	Please expand to provide a description of, including the amount spent in, research and development for the last three years. Refer to Item 5.C of Form 20-F.

We have revised the disclosure as requested by the Staff.

Management

Board of Directors, page 95

30.	You state on page 93 that Fundiswa Roji is an alternate director to Huber Brody. Please disclose the reason for having an alternate director to Mr. Brody and how responsibilities are allocated.

We have revised the disclosure as requested by the Staff.

Compensation of Directors and Executive Officers

Executive Director and Other Senior Management Compensation, page 99

31.	Please tell us whether the disclosure you provided is as extensive as that required for a public company under South African law and the applicable listing standards of the Johannesburg Stock Exchange.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

We confirm that the disclosure provided in the Registration Statement under “Compensation of Directors and Executive Officers – Executive Director and Other Senior Management Compensation” is as extensive as what is required for a public company under South African law and the listings requirements of the Johannesburg Stock Exchange in relation to an issuance of shares for cash.

32.	The amounts in the last row of your table for the columns “Other Benefits” and “Total” under the South African rand differ from the amounts in the table on page F-62. Please reconcile.

The table on page 103 sets forth the amounts paid to our executive committee members for the fiscal year 2013 whereas the table in note 29 on pages F-62 and F-63 sets forth the amounts paid to our non-executive directors and our executive committee members in 2013. The “Other benefits” column and “12 months” column for non-executive directors on page F-62 and executive committee on F-63 are added together in the total provided below the table for executive committee on page F-63. The reconciliation between pages 103 and F-63 is below:

Table	Description	Other Benefits Amount R’000		Total Amount R’000
Page 103	Executive committee members	R	354	R	35,068
Page F-62	Non-Executive Directors	R	30	R	3,002
Page F-62	Value-added Tax on Non-Executive Directors fees	R	0	R	179

Page F-63	Total Directors’ and executive committee emoluments	R	384	R	38,249

Related Party Transaction Policy, page 106

33.	Please disclose the related party transaction size or other criteria that would require shareholder approval under South African law or the listing rules of the JSE.

We have revised the disclosure as requested by the Staff.

Principal and Selling Shareholders, page 108

34.	Please identify the selling shareholders who will provide the shares for the overallotment option as well as the allocation mechanism to be used in the event varying portions of the overallotment option are exercised.

We have revised the disclosure as requested by the Staff.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

35.	Please disclose the natural persons that have voting and investment power over the shares held by the entities disclosed in your table on page 109.

We have revised the disclosure as requested by the Staff.

Certain Relationship and Related Party Transactions

Control Instruments Group Limited, page 111

36.	For this transaction and the ones following you only provide disclosure for the last two preceding fiscal years. Please expand to disclose transactions for the three preceding fiscal years and up to the date of the document. Refer to Item 7.B of Form 20-F.

We have revised the disclosure as requested by the Staff.

Description of Capital Stock, page 113

37.	Please include a discussion of any procedures and timelines by which your board may make calls on shareholders and shares may be forfeited for outstanding taxes or fees.

We do not have any procedures or timelines by which our board of directors may make calls on shareholders or by which shares may be forfeited for outstanding taxes or fees. Accordingly, we have not included any such disclosure in the Registration Statement.

Voting Rights and Quorum Requirements, page 118

38.	Refer to the penultimate sentence in the second paragraph. Please confirm in your disclosure that you have not added further matters as specified in the Companies Act or expand your disclosure accordingly.

We have inserted disclosure on page 122 in response to the Staff’s comment.

Pre-release, page 129

39.	Please make clear the limit you have set for the amount of ADSs that may be outstanding at any time. Please also make clear how and to what extent the depositary may disregard the limit you have set for the amount of ADSs that may be outstanding at any time.

A limit has not been set as to the amount of ADSs may be outstanding at any time. Accordingly, we have removed the risk factor titled “The deposit of additional ordinary shares with the ADR depository or its custodian in South Africa may be limited, which may adversely affect the value of your investment” that appeared on pages 40 to 41 of the confidential draft Registration Statement.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

Shares Eligible for Future Sale, page 133

40.	Please tell us what consideration you gave to including a concise discussion of:

•	the applicable provisions under Regulation S and the number of shares that can be sold thereunder;

•	Securities Act Rule 701 to the extent applicable; and

•	the relevant provisions of Securities Act Rule 144.

We have revised the disclosure to include a discussion of the relevant provisions of Regulation S, Rule 701 and Rule 144 under the Securities Act.

Taxation

South African Tax Considerations, page 134

41.	Please indicate the basis upon which the legal conclusions in your discussion of the South African tax consequences are based.

We have revised the disclosure as requested by the Staff.

42.	Regarding the use of the word “certain” in the first sentence, you should address all material tax consequences. Revise accordingly.

We have revised the disclosure as requested by the Staff.

Financial Statements for the Years Ended March 31, 2013 and 2012

Statements of Changes in Equity, page F-6

43.	Please tell us how your presentation complies with the requirements of paragraph 106(d) of IAS 1 to provide a reconciliation between the carrying amount at the beginning and end of the period for each component of equity, separately disclosing changes resulting from profit or loss and other comprehensive income or revise your disclosure accordingly.

We have updated the Statements of Changes in Equity on page F-6 to separately disclose changes resulting from profit or loss and other comprehensive income. In addition, the reconciliations required by paragraph 106(d) of IAS 1 are included in the Statements of Changes in Equity with respect to stated capital/share capital/share premium, other reserves, retained earnings and non-controlling interests. Further analysis of other reserves is presented in Note 17 on page F-52 and a footnote to this effect has been included in the Statements of Changes in Equity.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

Notes to the Financial Statements

Note 2. Summary of significant accounting policies

2.5 Property, plant and equipment, page F-15

44.	We note that you depreciate installed in-vehicle devices on a straight-line basis over their expected useful lives. However, we note from your disclosure on page 73 of your March 2012 annual report that these devices are expensed over the contractual period of the service agreement. Please clarify if there has been a change in the period over which you expense these devices and, if so, how you considered the provisions of IAS 8 in accounting for this change.

There have been no changes to the periods over which installed in-vehicle-devices are depreciated. In exercising management’s judgment to determine the periods over which in-vehicle-devices are available for use, management monitors the sensitivity between the contractual period of the service agreement and the useful life of installed in-vehicle-devices on an annual basis and has determined the differences for the periods presented to be immaterial.

2.6 Intangible assets

(d) Computer software, technology, in-house software and product development, page F-16

45.	We note that you capitalized R32.6 million and R31.2 million of product development costs during the years ended March 31, 2012 and 2013, respectively. Please provide us with a breakdown of capitalized costs by product/project for each period presented, along with the amount of costs expensed for such products/project during the research phase and explain how your accounting complies with paragraphs 54 – 59 of IAS 38. In addition, tell us how you have demonstrated that the software will generate future economic benefits, taking into consideration the requirements of paragraph 60 of IAS 38 to apply the principles of IAS 36 in assessing the future economic benefits to be received. In this regard, please describe the significant assumptions used in estimating future cash flows and how you consider these assumptions to be supportable.

The following is a breakdown of capitalized costs by project for the years ended March 31, 2012 and 2013.

	Development costs capitalized (R’000)
Platform	2012		2013
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]

Total costs capitalized	33,415		31,524
Less: Borrowing costs capitalized (presented separately in the reconciliation on page F-36)	(837)		(304)
Additions to product development costs	32,578		31,220

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

The costs of research activities (that is, those activities aimed at obtaining ideas and future concepts) are not separately identified per project. No intangible assets arising from research activities are recognized and expenditures are accounted for as an expense when incurred. R24.5 million in fiscal 2012 and R32.1 million in fiscal 2013 of expenses relating to research, maintenance of existing products (not resulting in additional economic benefits), support, and working with suppliers who manufacture the hardware used for products developed by ourselves were expensed.

We only recognize intangible assets arising from development (or from the development phase of an internal project) if we can demonstrate all of the following as required by IAS 38 paragraph 57:

(a)	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

A detailed requirement specification sets out the development requirement, technical feasibility, design and time scales, including resources required to execute the project. The requirement specification is approved by the Marketing Director and Development Director of MiX Telematics International Proprietary Limited (“MiX International”) (our development hub) in order to commence development. The annual development budget is approved by our Board of Directors and there is a group-wide approval framework which governs capital expenditure, of which development forms is a part.

(b)	its intention to complete the intangible asset and use or sell it;

Management demonstrates its intention to complete the intangible asset by formally approving the requirement specification document (as indicated above) and allocating resources to the project.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

(c)	its ability to use or sell the intangible asset;

Included in the requirement specification is a business case section which sets out the commercial rationale for the project which evidences management’s ability to use or sell the intangible assets.

(d)	how the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

Our solutions offered to customers consist of a number of interlocking components typically being proprietary hardware and firmware, communication layers, and web and mobile applications running from data produced by the hardware. Before a development project commences, it is subject to an evaluation based on a requirement specification (as referred to above) and subsequent discussions and approvals. The specification has three main components:

•	description of what is required;

•	technical evaluation of resources and technologies required to produce the requirement including time and cost; and

•	economic benefit of the development, based on target volumes and pricing together with a competitive analysis where applicable, or the usefulness of the intangible asset when used internally.

The economic benefit is itself evaluated against our two key market opportunities:

Existing Customers

•	Whether the cost of delivery of our solution (hardware, infrastructure etc.) is lowered;

•	Whether it will enhance the customer experience and thereby enhance the retention of our existing customer base; and

•	Whether it will provide us with the opportunity to increase our revenue from the customer.

New Customers and Vertical Sectors

•	The likelihood of sales by understanding the markets in which the products can potentially be sold;

•	The competitive landscape;

•	Availability of channel(s) to market; and

•	Customer interest and/or results from market research, and projected sales volumes and/or other benefits that would arise from the development.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

(e)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

The requirement specification determines what needs to be developed and the estimated cost in order to deliver a “saleable product”. We have dedicated development resources who are assigned to specific projects. We use project tracking software and established development methodologies which facilitate successful project execution. Financial resources are allocated to the development department during our budget process and a budget is drawn up for each project which includes both internal and external costs. Actual, budget and forecast costs are monitored by MiX International’s management team as well as our executive committee on a monthly basis.

(f)	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Subsequent to the approval of the requirement specification, development work and the related costs are recorded separately for each project. Our ability to measure reliably the expenditure attributable to the projects during development is addressed through the use of time sheets per developer per project per month and the allocation of third party invoices relevant to the project. The product or project is measured monthly against estimated costing and variances are analysed and assessed. A monthly development dashboard is reviewed by our executive committee and every quarter at our Board of Directors meeting.

IAS 38 paragraph 60 provides guidance on the manner in which an entity assesses how an intangible asset will generate probable future economic benefits. If the intangible asset will generate economic benefits only in combination with other assets, the entity applies the concept of cash-generating units in accordance with IAS 36.

With respect to platforms (which are considered to be CGUs), each platform will generate revenue from a specific customer base. The software developed forms part of one of these Software-as-a-Service (“SaaS”) platforms and typically operates in conjunction with firmware and an in-vehicle-device (proprietary hardware). The integration of these components requires them to be grouped together as a CGU as they do not generate economic benefits independently.

Our business is integrated from start to end. A hardware product connects with software in order to provide the customer with information. Therefore new developments enhancing existing product offerings are often connected with previous developments. A customer can choose the extent of information needed and depending on this requirement, the customer may purchase additional hardware, or access additional software features and reports. Future economic benefits are determined through cash flow projections per CGU, based on reasonable and supportable assumptions that represent management’s best estimates.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

Significant assumptions used in estimating future cash flows include:

•	expected future sales volumes and subscriber growth generated by the platforms;

•	expected pricing and margins;

•	development costs to be incurred;

•	exchange rates; and

•	discount rates.

Cash flow estimates are supported by the results of market research, regional business plans, competitive analysis and resultant sales expectations. These assumptions are based on past experience which is adjusted to reflect current market conditions, known factors at the time of preparing the development budgets and near-term expectations.

All development costs and related revenue streams are subject to robust budget and monitoring controls. These budgets are reviewed in detail by our executive committee in February each year and approved by our Board of Directors in March. Our executive committee reviews development costs and platform roadmaps on a monthly basis and development dashboards are also presented to our Board of Directors on a quarterly basis.

2.22 Revenue recognition, page F-25

46.	Revise to disclose when you typically invoice your customers for each of your products and services

Because disclosure regarding typical invoicing practices is not specifically required under IFRS, we have included the requested information for each of our products and services within MD&A on pages 71 to 72. We have updated the revenue recognition policy on page F-25 to indicate that invoicing for the various products and services occurs based on specific contractual arrangements.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

47.	We note that for your multiple element arrangements, the amount of revenue allocated to each element is based on the relative fair values of the various elements offered in the arrangement, or by using the residual method. Please clarify your disclosures to indicate for which arrangements you use the relative fair value method and for which arrangements you use the residual method.

We used the relative fair value method to allocate revenue to the respective elements in respect of all arrangements entered into during the 2012 and 2013 fiscal years.

We have updated our accounting policies on page F-25 to incorporate the above.

48.	We further note that the fair value of each element is determined based on the current market price of the elements when sold separately. Please explain further for us how the fair values of separately sold elements are determined for each of your hardware sales, subscription revenues, fleet management services, rental revenues, installation services and extended warranties. As part of your response, please clarify the circumstances and extent to which these elements are sold separately.

The following elements are often included in a bundled arrangement, and in instances of bundled arrangements, the relative fair value method is used to allocate the contract price to the respective revenue elements:

•

Hardware: Hardware units are often sold on a standalone basis, or as part of a bundled arrangement. For example, customers have the option to acquire the hardware units and track their vehicles or manage their fleets independently. Evidence is available of units being sold on a stand-alone basis.

•

Subscription: Customers often opt for service arrangements in order to obtain the benefits of other services from us, including response and recovery in the consumer segment and having information in respect of the operation of their fleets in the fleet segment. These can be obtained subsequent to acquiring the hardware unit from us.

•

Installation: As we discuss further in our response to comment 50, the installation process is considered simple in nature. This is because technicians or agents are generally able to complete the installation immediately upon collection of the hardware by the customer. As installation is simple and often performed by third party agents (with specified pricing), the fair value of this element is readily

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

determinable. Installation services are generally sold on a stand-alone basis when a customer requests a unit to be moved from one vehicle to another.

The fair values of each of the individual revenue generating elements are determined by reference to the pricing of comparable arrangements where the elements are sold separately.

49.	We note from your disclosure on page 55 that you have introduced multiple premium services and features which have contributed to your growth in revenues. Please clarify the nature of these services and features and how you have determined the fair value of these services when sold in multiple element arrangements.

We have eliminated references to growth in revenues from the introduction of premium services and features from the Registration Statement.

50.	We note that revenue from hardware sales, which has fair value on a standalone basis, is recognized once the risks and rewards of ownership have transferred. Please clarify whether you recognize revenue from sales of hardware upon delivery or upon completion of installation and the factors you considered in making this determination. In addition, tell us how revenue from hardware sales that do not have fair value on a standalone basis is recognized. Revise your disclosures accordingly to address these matters.

For the majority of our hardware sales, revenue is recognized when the buyer legally accepts delivery as the installation process is considered simple in nature, as contemplated by paragraph 2(a)(i) of the Appendix to IAS 18.

Certain contracts do, however, require formal customer acceptance, which is received after installation. In these cases, the hardware revenue is only recognized when the installation is complete and the customer acceptance is received.

Furthermore, we have clarified on page F-25 of the Registration Statement that all our hardware is sold separately and has fair value on a standalone basis.

51.	We note from your disclosure on page 55 that you generate sales through your global network of distributors and dealers. Please tell us how you considered the provisions of paragraphs 2 and 6 of the Appendix to IAS 18 in accounting for sales made through distributors. As part of your response, please describe any repurchase obligations you have in connection with sales made through these resellers.

We currently distribute our products to small fleet operator and consumer customers through various distribution channels, including automobile dealers, aftermarket automotive parts and service suppliers, automobile insurers and retailers (collectively

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

referred to as “distributors”). Our distributors operate as our agents and on a consignment stock model. Revenue is only recognized when the distributor sells the unit to a customer. Once a unit is sold to a customer, the customer enters into a service agreement directly with us for the product. The obligation to supply the service rests with us and the credit risk rests with us. The service revenue is recognized when the service is supplied (i.e., on a monthly basis).

We distribute our products to enterprise fleet customers both directly and through third parties who are assigned specific geographical territories in which they can sell (“dealers”). We have considered the provisions of paragraph 21 of the Appendix to IAS 18 and determined that dealers act as principals for their own account when contracting with customers for the supply of hardware products, principally because such dealers have exposure to the significant risks and rewards associated with the sale of hardware:

•	Dealers purchase stock outright from us and bear the inventory risk associated with holding the stock (with no right of return);

•	Dealers bear the customer credit risk for the amount receivable from the customer for the sale of the in-vehicle-device; and

•	Although we have a recommended retail price, dealers have latitude to establish the final selling price of hardware to customers.

Because our dealers are considered principals in respect of the sale of hardware, revenue is recognized upon transfer of the risks and rewards of the units to our dealers. Similar to our relationship with consumers originated through our distributors, the responsibility for providing monthly subscription service to our fleet customers remains with us and revenue is recognized when we provide the service (i.e., on a monthly basis).

We do not have any repurchase obligations in connection with sales made through our dealers and management is not aware of any material repurchases occurring during the periods under review.

52.	We note that the fair value of consideration relating to extended warranty periods is deferred and recognized over the extended warranty period. Please clarify the length of these warranty arrangements, how you determine the fair value of the warranty revenue, and how costs are recognized under these arrangements. Please refer to the authoritative literature you relied on in accounting for these arrangements.

No extended warranty revenue has been recognized with respect to our 2012 and 2013 fiscal years as there were no significant agreements where the warranty terms extended beyond the standard warranty coverage periods provided by us during these years. However, in our South African fleet business, we offered (and continue to offer) our customers repair services referred to as “full service contracts,” which are treated as service arrangements. For a further discussion as to the timing of the recognition of the revenue and costs with respect to these service arrangements, please refer to our response to comment 54.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

The policy disclosed on page F-26 was included from a completeness perspective and is in line with guidance provided by paragraph 13 of IAS 18 with respect to separately identifiable components of a single transaction. The policy on page F-26 has been amended to clarify that we did not offer any extended warranty arrangements during the periods presented, but that repair services are provided.

53.	Please revise to describe the refund provisions for your revenue arrangements and how you account for product returns and service credits. As part of your response, please also clarify whether any portion of the consideration allocated to a delivered item is contingent on delivery of additional items or services and tell us how you considered these provisions in your revenue recognition policies.

We do not have any revenue arrangements which contain refund provisions for product returns and service credits. Accordingly, we have not included any such disclosure in the Registration Statement. Where goods are returned, these are generally due to the units being faulty. Faulty units are covered under the warranty terms of our contracts. In addition, no portion of consideration allocated to a delivered item is contingent on the delivery of additional items or services.

Note 4. Critical accounting estimates and judgments (b) Maintenance provision, page F-30

54.	We note that you recognize a provision for maintenance costs per vehicle when the obligation to repair occurs. Please clarify at what point the obligation to repair has occurred and explain further how your accounting for these costs complies with the provisions of IAS 37. In addition, tell us how you considered the provisions of paragraph 11 of the Appendix to IAS 18 to defer a portion of the consideration representing the fair value of such services and recognizing it over the period that the services will be performed.

We currently offer full service contracts to customers which are treated as service arrangements. As part of providing the service to the customer pursuant to these service arrangements, an in-vehicle device is fitted to the customer’s vehicle(s) which provides the data that is used to provide the services. These full service arrangements include a contractual obligation on our part to ensure that the fitted in-vehicle device is operating as intended in order to provide the service.

No up-front fees are received in respect of these arrangements. Instead, a service fee, which includes an amount in respect of maintenance, is received on a monthly basis and, since the services are performed by an indeterminate number of acts over a specified period of time (IAS 18 paragraph 25), revenue is recognized on a straight-line basis over the period. Similarly, costs related to servicing the unit are accounted for when incurred.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

Units fail in the field due to the environmental factors that they are exposed to and this is different for all customers. For example, a customer may operate a vehicle in extreme heat (greater than 50 degrees Celsius) and this could cause the unit’s life to be shortened. Another example is that a vehicle may operate off road and face harsher conditions than a vehicle used in an urban area, and as a result fail sooner than the vehicle in an urban area.

In accordance with our contractual obligations, a diagnostic tool is run on all units subject to full service contracts to ensure that they are fully functioning on a monthly basis (daily reports are also run to determine whether units have communicated in the last 48 hours, which is also used as an early warning to pick up issues). This diagnostic tool alerts us if there is a fault on the unit. When a specific fault is identified, it creates the obligating event for which a provision to repair is raised. This ensures that the costs related to servicing the unit are accounted for when incurred.

Paragraph 14 of IAS 37, Provisions, Contingent Liabilities and Contingent Assets indicates that a provision shall be recognized when (i) there is a present obligation arising from past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and (iii) a reliable estimate can be made of the amount of the obligation.

(i)	Present obligation arising from past events

The present obligation to maintain a unit arises out of a legal contract concluded with the customer at the point when the diagnostic tool (as described above) indicates a fault in respect of a unit.

(ii)	Probable an outflow of resources embodying economic benefits will be required to settle the obligation

Once the diagnostic tool has recognized that there is a fault with an installed unit, at the very least a technician will be required to visit the vehicle. This will result in an economic outflow. The outflow of resources embodying economic benefits is therefore considered probable.

(iii)	A reliable estimate can be made of the amount of the obligation

The labor and travel costs can be estimated reliably in relation to what the cost of a service call will be. Further, the diagnostic tool will give an indication of the type of fault on the unit and the cost to repair/replace the unit can therefore also be measured reliably.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

Note 5. Segment Information, page F-31

55.	Tell us what consideration you gave to including a general description of your consumer solutions and fleet solutions segments, including the types of products and services included in each. We refer you to paragraph 22 of IFRS 8.

We have revised the disclosure on page F-31 to provide the requested information.

Note 7. Intangible assets

Impairment tests for goodwill, page F-37

56.	We note your disclosure of the goodwill sensitivity analysis relating to your Europe Fleet Solutions cash-generating unit (“CGU”). Please tell us what consideration you gave to further disclosing the specific risks and uncertainties associated with this CGU, including management’s approach to determining the key assumptions used in determining the recoverable amount, as required by paragraph 134(d) of IAS 36, including the following:

•

Whether the projected cash flows reflect past experience or are consistent with external sources of information, and, if not, how and why they differ from past experience or external sources of information. In this regard, we note your disclosure on page F-32 that your European fleet solutions segment has negative EBITDA of R4.8 million and R6.5 million for fiscal years 2013 and 2012, respectively;

•

How your actual cash flows have compared to your forecasted cash flows for this CGU in recent years and how you have taken into account any differences in considering your ability to accurately forecast future cash flows for this CGU; and

•	The specific factors that will impact your ability to achieve your forecasted cash flows and the degree of uncertainty with these factors.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

The goodwill sensitivity analysis relating to the Europe Fleet Solutions cash-generating unit (“CGU”) was disclosed due to this CGU being sensitive to changes in underlying key assumptions.

We use cash flow projections based on approved financial budgets covering a five year forecast period, as disclosed on page F-37. These cash flow projections are based on past experience which is then adjusted to reflect current market conditions, known factors at the time of preparing the budgets and near-term expectations.

In prior years, actual results have approximated forecasted results, with the actual negative EBITDA of £584k (R6.5 million) in fiscal 2012 approximating forecast negative EBITDA of £606k. The fiscal 2012 actual free cash flow results (outflow of [***]) were better than forecasted (outflow of [***]) due to the disposal of one of our business units which was highly working capital intensive. This disposal was not expected at the time of preparing forecasts or conducting the March 31, 2012 impairment test.

Because the European Fleet Solutions CGU has been in a turnaround phase and expanding into new markets, negative EBITDA was forecasted for the fiscal periods up to and including the 2012 fiscal year, with a positive EBITDA first forecasted for the 2013 fiscal year. However, actual EBITDA for fiscal 2013 was a negative £350k (R4.8 million) compared to forecasted positive EBITDA of [***], mainly as result of growth in subscribers and resultant revenue which did not materialize. Management took appropriate action and managed to turn negative EBITDA of £532k during the first half of fiscal 2013 around to a positive EBITDA of £182k for the second half of fiscal 2013. This improvement supports the expectation of future profitability as included in the forecasts used for impairment testing purposes.

[***].

Since the 2013 budget was prepared, changes have been effected in the business. The management team assessed the actual results of fiscal 2013 and have adjusted the 2014 forecast and beyond to be consistent with market evidence such as independent macro-economic forecasts and views from third-party experts, resulting in a more conservative outlook with respect to estimates of revenue and subscriber growth. The current forecasts for fiscal 2014 and beyond is considered reasonable and supportable when factoring in past experience and adjusting this for current knowledge and external sources of information. [***] For these reasons, we believe that we continue to be able to accurately forecast future cash flows for this CGU.

We believe that changes to the business strategy (focusing on smaller business fleets and customers, and not only very large fleets) are expected to generate improved results over the remaining forecast term, as is evident from the financial results achieved in the last six months of the 2013 fiscal year and the first two months of the 2014 fiscal year.

To the extent that anticipated new contracts do not materialize and the business strategy does not come to fruition, or key personnel are not retained, the forecasts could be negatively impacted.

We have amended our disclosure to include the specific risks and uncertainties associated with our European Fleet Solutions CGU and our approach to determining the key assumptions used in determining the recoverable amount on F-38.

57.

We note your disclosure on page 58 that you did not recognize deferred tax assets relating to losses generated by your European business as the realization of the tax benefits through future taxable profits is not probable. Please clarify the differences

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

between the cash flow projections that you used in determining the recoverable amount of this CGU and the future income projections that you used in determining the realization of tax benefits.

The cash flow projections used in determining the recoverable amount of the European Fleet Solutions CGU are consistent with the future taxable income projections used in determining the realization of tax benefits.

As mentioned in our response to the Staff’s comment 56 above, management considers the European Fleet Solutions CGU to be in a “turnaround” stage due to its lack of track record of profits and taxable income. Although the criteria for recognizing deferred tax assets arising from the carry-forward of unused tax losses are the same as the criteria for recognizing deferred tax assets arising from deductible temporary differences, paragraph 35 of IAS 12 clarifies that “the existence of unused tax losses creates strong evidence that future taxable profit may not be available.” The paragraph further explains that “when an entity has a history of recent losses, the entity recognizes a deferred tax asset arising from unused tax losses only to the extent that the entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses can be utilized.” The evidence provided by future taxable income projections are therefore assigned lesser weight in assessing whether a deferred tax asset should be recognized for the first time.

In the absence of convincing evidence such as major new customer contracts that creates certainty about future taxable income, management has concluded that there is no convincing evidence to overcome the uncertainty of future profitability created by the history of tax losses as contemplated by paragraph 35 of IAS 12. As required by paragraph 37 of IAS 12, at the end of each reporting period, we will reassess any previously unrecognized deferred tax assets. To the extent that it has become probable that future taxable profit meets the recognition criteria set out in paragraph 34, we will recognize the previously unrecognized deferred tax asset.

Note 16. Stated capital/share capital and premium

Share options, page F-46

58.	Tell us what consideration you gave to disclosing the weighted average fair value of options granted during the year ended March 31, 2012 and information on how the fair value was measured, as required by paragraph 47(a) of IFRS 2.

The disclosure of the weighted average fair value of options granted during the year ended March 31, 2012 has been included in the Registration Statement on page F-49.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

59.	Please clarify the transaction that resulted in the R137 million reserve relating to your non-controlling interest. Tell us how you have accounted for this transaction and the authoritative accounting literature upon which you relied.

During the fiscal year ended March 31, 2008, we acquired the non-controlling equity interest held by a minority shareholder in one of our subsidiaries in return for equity (ordinary shares) of the Company. This transaction was effected as part of the Company’s listing process on the Johannesburg Stock Exchange Limited in South Africa during November 2007.

Under IAS 27, Consolidated and Separate Financial Statements, we controlled the subsidiary in which the minority shareholder owned such interest before and after the transaction.

At the time of the transaction, there was no specific guidance in IAS 27 or other IFRS addressing transactions with non-controlling interests. Entities made an accounting policy choice to use either the economic entity approach or the parent entity approach. We followed the economic entity approach with regards to transactions with non-controlling interests. Such transactions are accounted for as transactions with equity owners. Under this approach, the difference between the consideration paid for the non-controlling interest and the share of the additional net asset value of the subsidiary acquired is recorded in equity. This approach is consistent with the current guidance included in IAS 27, paragraphs 30 and 31.

The R137 million reserve therefore represents the difference between the consideration paid and the share in the net asset value of the subsidiary acquired and has such been recorded in equity.

This reserve has not changed since the transaction date and the accounting policy relating to such transactions is included in note 2.2(b) on page F-12 of the Registration Statement.

Note 36.

Contingencies Service agreement, page F-71

60.	Please clarify how you considered the guidance in paragraph 14 of IAS 37 in determining whether to recognize a provision for the claw back payments available to Mobile Telephone Networks Proprietary Limited. In your response, please address whether you believe it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. In this regard, you state no loss is expected under this arrangement. To the extent that you determined a loss is not probable, then revise your disclosures to clarify as such using terminology consistent with the guidance in IAS 37.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

Based on our analysis performed under paragraph 14 of IAS 37, it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The disclosure has been updated to this effect on page F-72.

Note 25. Operating profit, page F-60

61.	We note the information included in Note 25 regarding the nature of certain expenses where you provided a breakdown of approximately 86% and 72% of your operating expenses for fiscal years 2013 and 2012, respectively pursuant to paragraph 104 of IAS 1. Please supplementally provide us with a breakdown of any other operating expenses not accounted for in Note 25 and to the extent that any individual item is significant, tell us your consideration to separately disclose such amounts in these disclosures.

The following is an analysis of other operating expenses not separately disclosed in Note 25:

Description	Fiscal year 2013		Fiscal Year 2012
[***]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]

[***]
[***]	[***	]	[***	]

[***]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]
[***]	[***	]	[***	]

[***]	[***	]	[***	]

Less: Costs included above recorded in cost of sales	(76 416)		(61 547)

Total operating expenses	565 319		488 176

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 30, 2013

We have separately disclosed other material items of income or expense as discussed in paragraphs 97 and 98 of IAS 1, Presentation of Financial Statements (“IAS 1”). With respect to the examples provided in paragraph 98 of IAS 1, specific disclosures have been made with respect to write-down of inventory to net realizable value (Note 25), profit/(loss) on disposal of property, plant and equipment and intangible assets (Note 24) and utilization of provisions (Note 22). Furthermore, operating lease costs and impairment of intangible assets charges have been included within Note 25 as required by paragraph 35(c) of IAS 17, Leases and by paragraph 126(a) of IAS 36, Impairment of Assets, respectively.

Professional fees were required to be disclosed under a previous version of the South African Companies Act. We continue to include this disclosure, although not specifically required from an IFRS perspective, for purposes of consistency with prior years.

[***].

* * * * *

We acknowledge that (i) the Company is responsible for the accuracy and adequacy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the Registration Statement, please feel free to call me (212-880-3817) or Carlos E. Méndez-Peñate (212-880-3894).

Sincerely,

/s/ Kenneth G. Alberstadt
Kenneth G. Alberstadt

cc:	Stefan Joselowitz, MiX Telematics Limited

    Megan Pydigadu, MiX Telematics Limited

    Howard Scott, MiX Telematics Limited

    Laura Veator, Staff Accountant

    Kathleen Collins, Accounting Branch Chief

    Corey Jennings, Office of International Corporate Finance

    Barbara C. Jacobs, Assistant Director

    Carlos E. Méndez-Peñate, Akerman Senterfitt LLP